Exhibit 12.1

CMS Energy Corporation

Ratios of Earnings to Fixed Charges
and Combined Fixed Charges and Preferred Dividends

			In Millions, Except Ratios
Years Ended December 31	2015	2014	2013	2012	2011
Earnings as defined[1]
Pretax income from continuing operations	$796	$729	$756	$622	$606
Exclude equity basis subsidiaries	(2)	(1)	(2)	(7)	(1)
Fixed charges as defined[2]	421	432	423	414	437
Earnings as defined[2]	$1,215	$1,160	$1,177	$1,029	$1,042
Fixed charges as defined[1]
Interest on long-term debt	$386	$393	$385	$372	$396
Estimated interest portion of lease rental	21	21	21	21	18
Other interest charges	16	19	18	23	25
Fixed charges as defined[2]	423	433	424	416	439
Preferred dividends	-	-	-	-	-
Combined fixed charges and preferred dividends	$423	$433	$424	$416	$439
Ratio of earnings to fixed charges	2.87	2.68	2.78	2.47	2.37
Ratio of earnings to combined fixed charges and preferred dividends	2.87	2.68	2.78	2.47	2.37

1                   Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

2                   Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.